Katy T. Thompson Corporate SVP, Chief Accounting Officer 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 438-6611 e-mail: katy.thompson@fisglobal.com

September 25, 2018

Via Edgar
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fidelity National Information Services, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 22, 2018
Form 8-K, Filed July 31, 2018
File No. 01-16427

Dear Ms. Thompson:
On behalf of Fidelity National Information Services, Inc. (“FIS,” “we” or the “Company”), we hereby submit the following response to the comment letter dated September 12, 2018, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to your review of the Form 10-K of FIS for the fiscal year ended December 31, 2017 and the Form 8-K of FIS filed on July 31, 2018. To assist your review, we have retyped the text of those comment below.

Form 8-K, Filed July 31, 2018

1.
We note that your earnings release includes non-GAAP measures for Adjusted net earnings and Adjusted EPS, which primarily include adjustments to eliminate amortization expense on all intangible assets acquired in various Company acquisitions and to eliminate acquisition, integration and severance expenses that management deems non-operational primarily related to the SunGard acquisition. Please tell us in more detail why you believe measures of net earnings and EPS that are adjusted for these items are meaningful to investors. As part of your response, please tell us in more detail what comprises each of these adjustments including the extent to which these adjustments relate to any acquisitions other than SunGard, the frequency with which you have historically made acquisitions that contribute to these adjustments, and the length of time over which these adjustments will be needed; along with better explaining to us why it is meaningful to present metrics that include all of the revenue from your acquisitions but only a portion of the related expenses. We may have further comments after reviewing your response.

The Company believes that the non-GAAP measures referred to in the Staff’s comment, Adjusted Net Earnings and Adjusted EPS, are useful to both management and investors because they provide an additional method for assessing FIS’ operating results that is focused on the performance of its operations and is consistent with how management internally evaluates and assesses operating results. Furthermore, these non-GAAP measures address questions the Company routinely receives from its significant shareholders so they can better understand the underlying value of our operations. Since this information is so routinely of interest to our significant shareholders, we want to ensure that all investors have access to this data and, therefore, we include it in our earnings release.
With respect to the purchase accounting amortization adjustment noted by the Staff, our adjustment primarily consists of eliminating the amortization of customer relationships and the incremental amortization of the fair value step-up related to software acquired in business combinations. The incremental amortization resulting from the step-up to fair value in purchase accounting may cause differences when comparing our results to companies that grow internally because the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed internally. As noted in our Form 10-K, our customer relationships and software are each amortized over their estimated useful lives, which are up to a 10-year period.
Significant acquisitions for the Company have not been frequent. We acquired SunGard on November 30, 2015 for about $9 billion, inclusive of approximately $4 billion of assumed debt, and Metavante Technologies, Inc. on October 1, 2009 for about $4 billion. As illustrated in the table below, these two acquisitions account for 94% of the total purchase accounting adjustment in 2018, with no other acquisition accounting for more than 2% of the adjustment. The ten-year anniversary of the Metavante acquisition falls next year, at which time the purchase accounting adjustments relating to that transaction will end.

	Incremental Amortization of
	Purchase Accounting Step-Up		Total Purchase
	Customer		Accounting
	Relationships	Software	Adjustment
SunGard	73%	100%	77%
Metavante	21%	0%	17%
All Others	6%	0%	6%
Total	100%	100%	100%

With respect to the acquisition, integration and severance adjustment noted by the Staff, our adjustment primarily consists of these types of costs that are related to a significant acquisition, such as SunGard. Following certain acquisitions, the Company initiates programs in connection with the integration of the acquired businesses to eliminate duplicative positions and redundant costs and realign the business structure. As each acquisition has unique facts and circumstances, the extent and timing of any related programs will vary based on the nature, size and type of business acquired. Our typical program runs for 1-3 years after an acquisition, generally on the longer end of that range for a significant acquisition. We purchased SunGard on November 30, 2015 and our acquisition, integration and severance costs related to this acquisition have largely ended as of June 30, 2018. For the periods presented, there are no acquisition, integration and severance costs, other than de minimis amounts, from other acquisitions included within this adjustment.
Over 90% of the costs included within this adjustment are severance, facility and systems consolidation, synergy incentive, and other integration costs. These costs vary in size and frequency and create significant volatility in our operating performance results. Importantly, the elimination of these costs does not result in a reduction of normal, recurring cash operating expenses necessary to conduct the business in the ordinary course. As such, the Company believes that the exclusion of the acquisition, integration and severance costs provide supplemental information that enables the Company’s management and investors to analyze and compare the Company’s operating performance on a consistent basis from period to period and to help them estimate future operating performance.

We include all the revenue earned in our non-GAAP measures as we would be unable to meaningfully separate revenue from our acquired businesses from the rest of our operations upon integration. Similarly, we include all the ongoing operating expenses for the same reason as part of these non-GAAP measures. The costs adjusted as part of the non-GAAP measures are ones that are incremental to ongoing operations and are only incurred due to the acquisitions.

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Please let us know any further comments at the Staff’s earliest convenience. If you have any questions regarding this letter, please contact me at your convenience at katy.thompson@fisglobal.com or 904.438.6611.

Very truly yours,
/s/ Katy T. Thompson
Corporate SVP, Chief Accounting Officer